Exhibit 21

SUBSIDIARIES OF WIDEPOINT CORPORATION

Full Legal Name	State or Country of Incorporation
WidePoint Integrated Solutions Corp. (1)	Virginia
WidePoint Cybersecurity Solutions Corporation (2)	Virginia
WidePoint IL, Inc. (3)	Illinois
WidePoint Global Solutions, Inc.	Delaware
WidePoint Mobile Corporation (4)	Virginia
Soft-ex Communications Ltd. (subsidiary of WidePoint Global Solutions, Inc.)	Ireland
Soft-ex BV (subsidiary of Soft-ex Communications Ltd.)	Netherlands
Soft-ex UK Limited (subsidiary of Soft-ex Communications Ltd.)	England

(1)
In January 2019, WidePoint Solutions Corp. was merged into WidePoint Integrated Solutions Corp.
(2)
In April 2017, Advanced Response Concepts Corporation and Protexx Technology Corporation, both Delaware corporations, were merged into WidePoint Cybersecurity Solutions Corporation.
(3)
In January 2021, WidePoint IL, Inc. was merged into WidePoint Integrated Solutions Corp.
(4)
In May 2020, WidePoint Mobile Corporation was incorporated in Virginia.